UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.       )*

SAFE-T GROUP LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

78643B302

(CUSIP Number)

October 2, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78643B302	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Ayalim Mutual Funds Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,245,539[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,245,539
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,245,539
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.503%[2]
12.	Type of Reporting Person (See Instructions) CO

1 Consists of 4,673,961 Ordinary Shares and warrants to purchase 571,578 Ordinary Shares.

2 Based on information received from the company, the percentage is based on 55,199,511 Ordinary Shares issued and outstanding as of October 2, 2018.

CUSIP No. 78643B302	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Infiniti Provident Funds Management Ltd.[3]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 289,205[4]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 289,205
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,205
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.529%[5]
12.	Type of Reporting Person (See Instructions) CO

3 The controlling shareholder of both Ayalim Mutual Funds Ltd. and Infinity Provident Management Fund Ltd. is Amir Eyal.

4 Consists of 257,610 Ordinary Shares and warrants to purchase 31,595 Ordinary Shares.

5 Based on information received from the company, the percentage is based on 54,659,528 Ordinary Shares issued and outstanding as of October 2, 2018.

CUSIP No. 78643B302	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Safe-T Group Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Abba Eban Ave.
Herzliya, Israel 4672526

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Ayalim Mutual Funds Ltd. and Infiniti Provident Funds Management Ltd. (the “Reporting Persons”)

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Persons is:

8 Hamanofim St.,
Herzelia, 4672559 Israel

Item 2(c).	Citizenship:

Ayalim Trust Funds Ltd. is a limited liability company, formed and existing under the laws of the State of Israel
Infiniti Provident Funds Management Ltd. is a limited liability company, formed and existing under the laws of the State of Israel

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e).	CUSIP Number:

78643B302 The CUSIP Number applies to the American Depositary Shares, each of which represents forty (40) Shares

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________________________________________

CUSIP No. 78643B302	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Ayalim Mutual Funds Ltd.: 5,245,539 Ordinary Shares[6]
Infiniti Provident Funds Management Ltd.: 289,205[7]

(b)	Percent of class:

Ayalim Mutual Funds Ltd.: 9.503%
Infiniti Provident Funds Management Ltd.: 0.529%

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or direct the vote:

Ayalim Mutual Funds Ltd. has sole power to vote or direct the vote of 5,245,539 Ordinary Shares, which includes warrants to purchase 571,578 Ordinary Shares exercisable within 60 days of October 2, 2018.

Infiniti Provident Funds Management Ltd. has sole power to vote or direct the vote of 257,610 Ordinary Shares, which includes warrants to purchase 31,595 Ordinary Shares exercisable within 60 days of October 2, 2018.

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Ayalim Mutual Funds Ltd. has sole power to dispose or to direct the disposition of 5,245,539 Ordinary Shares, which includes warrants to purchase 571,578 Ordinary Shares exercisable within 60 days of October 2, 2018.

Infiniti Provident Funds Management Ltd. has sole power to dispose or to direct the disposition of 257,610 Ordinary Shares, which includes warrants to purchase 31,595 Ordinary Shares exercisable within 60 days of October 2, 2018.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6 Consists of 4,673,961 Ordinary Shares and warrants to purchase 571,578 Ordinary Shares exercisable within 60 days of October 2, 2018.

7 Consists of 257,610 Ordinary Shares and warrants to purchase 31,595 Ordinary Shares exercisable within 60 days of October 2, 2018.

CUSIP No. 78643B302	13G	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2018 (Date)

Ayalim Mutual Funds Ltd.

By:	/s/ Kobi Segev and Dekel Kotler
Name:	Kobi Segev and Dekel Kotler
Title:	Chief Executive Officer and Deputy Director General

Infiniti Provident Funds Management Ltd.

By:	/s/ Oz Sharabni and Assaf Gazit
Name:	Oz Sharabni and Assaf Gazit
Title:	Chief Executive Officer and Chief Finance Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 78643B302	13G	Page 7 of 8 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of October 17, 2018, by and between Ayalim Trust Funds Ltd. and Infiniti Provident Funds Management Ltd.

CUSIP No. 78643B302	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares no par value of Safe-T Group Ltd., dated as of October 17, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

October 17, 2018 (Date)

Ayalim Mutual Funds Ltd.

By:	/s/ Kobi Segev and Dekel Kotler
Name:	Kobi Segev and Dekel Kotler
Title:	Chief Executive Officer and Deputy Director General

Infiniti Provident Funds Management Ltd.

By:	/s/ Oz Sharabni and Assaf Gazit
Name:	Oz Sharabni and Assaf Gazit
Title:	Chief Executive Officer and Chief finance officer